Mail Stop 3628

                                                                 November 20,
2018

    Wei Shi
    President, Chief Executive Officer and Chief Financial Officer Toyota Auto Finance Receivables LLC
    c/o Toyota Motor Credit Corporation
    6565 Headquarters Drive
    Plano, Texas 75024

                    Re:    Toyota Auto Finance Receivables LLC
                           Registration Statement on Form SF-3
                           Filed October 26, 2018
                           File No. 333-228027

    Dear Mr. Shi:

            We have conducted a limited review of your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Asset Representations Review, page 79

        1. We note that you have included on page 80 a two-pronged voting threshold for an investor vote to direct an asset representations review: "If, by that voting deadline, votes in favor of an Asset Representations Review have been cast by Noteholders representing at least a majority of the aggregate outstanding principal amount of the Notes held by voting Noteholders, and such affirmative votes represent votes by Noteholders holding at least 5% of the aggregate outstanding principal amount of the
Notes...." General
           Instruction I.B.1(b)(C)(2)(b) to Form SF-3 limits the voting threshold for such a vote to only a simple majority of those interests casting a vote to direct a review by the asset representations reviewer. Please delete the second prong of your voting threshold in the prospectus and your transaction documents.
 Wei Shi
Toyota Auto Finance Receivables LLC
November 20, 2018
Page 2

       2. We note your disclosure on page 82 and in Section 7.02(d) of the form of Indenture that the "Indenture Trustee will not have any obligation to pursue or otherwise be involved in resolving any repurchase request...unless...such Noteholders have offered to the
          Indenture Trustee security or indemnity reasonably satisfactory to
it...." Please revise to
          clarify in the prospectus, in the form of Indenture, and elsewhere as necessary, that such contractual provisions will not undermine the indenture trustee's duties in connection with actions required by the shelf eligibility criteria relating to the asset representations review and dispute resolution.

Repurchase of Receivables

Dispute Resolution, page 85

       3. We note your disclosure here and in Section 11.02 of the form of Sale and Servicing
          Agreement relating to repurchase requests that are not fulfilled or otherwise resolved within 180 days of the receipt of such requests by the sponsor or the depositor. It is not clear, if such repurchase request is sent by a Noteholder or Verified Note Owner to the
          Indenture Trustee, which transaction party will be responsible for forwarding such request to the sponsor or the depositor. Please revise here and in the form of Sale and
          Servicing Agreement to clarify.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3313 if you have questions.

                                                                 Sincerely,

                                                                 /s/ Rolaine S.
Bancroft

                                                                 Rolaine S.
Bancroft
                                                                 Senior Special
Counsel
                                                                 Office of
Structured Finance

 cc:      Reed D. Auerbach, Esq.
          Morgan, Lewis & Bockius LLP